EMGOLD MINING CORPORATION

(AN EXPLORATION STAGE COMPANY)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 and 2017

STATED IN US DOLLARS

DATED: NOVEMBER 28, 2018

TABLE OF CONTENTS

To Our Shareholders	3
Overview	4
Results of Operations	14
Financial Data for the Last Eight Quarters	15
Exploration and Evaluation Expenditures	16
Liquidity	17
Business Update	18
Off Balance Sheet Arrangements	21
Proposed Transactions	21
Outstanding Share Data	21
Transactions with Related Parties	21
Changes in Accounting Policies	22
Financial Instruments	22
Risk Factors	22
Mining Industry	22
Government Regulation	23
Permits and Licenses	23
Environmental Risks and Hazards	24
Commodity Prices	24
Uninsured Risks	25
Conflicts of Interest	25
Property Title	25
Financial and Disclosure Controls and Procedures	25
Investor Relations Activities	26
Approval	26
Caution On Forward-Looking Information	26

To Our Shareholders

The following information, should be read in conjunction with the unaudited condensed interim consolidated financial statements of Emgold Mining Corporation (“Emgold” or “the Company”) for the period ended September 30, 2018 and 2017 and the related notes attached thereto, and with Emgold’s audited consolidated financial statements for the year ended December 31, 2017 and the related notes attached thereto, which were prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in U.S. dollars unless otherwise indicated.

Certain statements included herein may constitute forward-looking statements, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect or management expects a stated condition or result to occur. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The following list of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

Subject to applicable law, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated. Actual results relating to exploration, mining, processing, manufacturing, and reclamation activities including results of exploration, mineral resource and reserve determination, results of operations, and results of reclamation, as well as associated capital and operating costs could differ materially from those currently anticipated. Actual results could differ materially from those anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand, and changes in prices for the products that may be produced. Other factors that may affect actual results include the litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, such as technological and operational difficulties encountered in connection with our activities, productivity of our resource properties, labour relations matters, labour costs, material and equipment costs and changing foreign exchange rates. Further information regarding these and other factors is included in our filings with the US Securities and Exchange Commission (which may be viewed at www.sec.gov) and Canadian provincial securities regulatory authorities (which may be viewed at www.sedar.com).

The table below sets forth the most significant forward-looking information included in this quarterly MD&A:

Forward-Looking Information	Key Assumptions	Most Relevant Risk Factors
Future funding for ongoing operations	The Company will be able to raise these funds	The Company has disclosed that this may be difficult and failure to raise these funds will materially impact the Company's ability to continue as a going concern

Overview

Emgold is a gold exploration and mine development company with properties located in the Quebec, British Columbia, and Nevada. Our vision is to “acquire high-quality gold assets in safe and stable jurisdictions of the world and advance them through exploration, feasibility, permitting, and construction with the goal of ultimately becoming a new gold producer”.

The Troilus North Property is controlled through a lease and option to purchase agreement between Emgold and Chimata Gold Corporation (”Chimata”). It is an early stage gold-copper exploration property located in the Frotet-Evans greenstone belt in the northwest section of the Val d"or Mining district of Quebec.  It is adjacent to the former Troilus Mine, previously operated by Inmet Mining Corporation as an underground and open pit operation. From 1997 to 2010, Troilus Mine produced more than 2 million ounces of gold and 70,000 tonnes of copper. The main historic open pit at Troilus Mine is located about two kilometers from the Troilus North Property boundary.  Troilus Gold Corporation, formed in 2018, is completing exploration on the Troilus Mine Property with the goal of developing mineral resources and reserves to bring the historic mine back into production.  A NI 43-101 compliant technical report titled “Technical Report on the Troilus Gold-Copper Mine, Mineral Resource Estimate, Quebec, Canada” was completed by Roscoe Postle Associates Inc (RPA) dated November 20, 2017 is available under Troilus Gold’s filing on Sedar.com (the “Troilus Technical Report”). The Troilus Technical Report outlines an indicated mineral resource of 44.0 million tonnes containing 2.1 million ounces of gold at 1.45 grams per tonne gold equivalent grade and an inferred resource of 18.7 million tonnes containing 0.7 million ounces of gold at 1.16 gram per tonne gold equivalent grade.

The Golden Arrow Property, wholly owned by Emgold subject to claim transfer from Nevada Sunrise Gold Corporation, is an advanced stage gold and silver exploration property located in the Walker Lane of Nevada.  It has a measured and indicated resource of 12.2 million tons at an average gold grade of 0.024 opt and average silver grade of 0.33 opt totaling 296,500 ounces of gold and 4.0 million ounces of silver (source: Amended 2018 Updated Technical Report on the Golden Arrow Project, Nye County, Nevada, report date Sept. 24, 2018 and effective date Aug. 28, 2018. available on Emgold’s website at www.emgold.com or on www.sedar.com under Emgold’s corporate filings).  An Environmental Assessment has been completed by RMC to allow a major drilling program on the property.

The Company has three gold and silver exploration projects located in the Rawhide Mining District, Nevada, adjacent to or near the producing Rawhide Mine. The Rawhide Mine has reported production of 1.7 million ounces of gold and 14.1 million ounces of silver from 1990 to 2014 (source: The Nevada Bureau of Mines and Geology, Special Publication, MI-2014). These Properties include the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide Properties. High grade vein and bulk disseminated gold exploration targets have been identified on these Properties for further exploration. The Buckskin Rawhide East Property, adjacent to Rawhide Mine, is currently leased to Rawhide Mining LLC (“RMC”), the owner and operator of the Rawhide Mine. They plan to conduct exploration on the property with the goal of delineating mineral resources. If exploration is successful, RMC will evaluate the viability of mining and processing such resources using facilities at the adjacent Rawhide Mine. RMC has the option to acquire a 100% interest in the property by bringing it into commercial production. At that point Emgold’s interest will convert to “Gold Bonus Payments”, effectively a royalty on gold produced from the property.

The Company also has two poly-metallic exploration projects located in the Nelson District of British Columbia. Gold, silver, molybdenum and tungsten targets have been identified and drilled on the Stewart Property. Gold targets have been identified and drilled on the Rozan Property. The Properties abuts the Kena-Daylight Property, owned by Prize Mining Corporation.  The Kena-Daylight Property as a indicated resource of 24.9 million tonnes at an average grade of 0.60 grams per tonne gold containing 481,000 ounces of gold and a inferred resource of 85.8 million tonnes at an average grade of 0.48 grams per tonne gold containing 1,318,000 ounces of gold (source: Technical Report for the Kena Project, Nelson B.C., Giroux and Park, Report Date January 16, 2017, Effective Date January 7, 2017, Revised Date:  June 2, 2017 available on Sedar.com).

Note the proximity of any exploration properties to current of past producing mines or properties with known resources or reserves does not guarantee exploration success, the delineation of mineral resources or reserves, or potential to develop an operating mine.

Troilus North Project, Quebec

The Troilus North Property consists of 209 contiguous claims totaling 11,309 ha located 160 km north of the town of Chibougamau in the province of Quebec. On June 27, 2018, the Company and Chimata Gold Corp. (“Chimata”) entered into a definitive option, earn-in, and joint venture agreement giving the Company the right to acquire up to a 100% interest in the Troilus North Property (the “Definitive Agreement”).

The terms of the Troilus North Agreement provide that the Company will have the exclusive right and first option (the "First Option") to acquire an 80% interest in the Troilus North Property over a two year period (the "Troilus North Transaction") by issuance of 4,000,000 shares and completion of C$750,000 in exploration expenditures to be incurred within two years of closing. The share issuance schedule for First Option comprises payment of (i) 2,000,000 shares of the Company issued to Chimata on closing (June 27, 2018), (ii) 1,000,000 shares of the Company to be issued to Chimata at the first anniversary date, and (iii) 1,000,000 shares of the Company to be issued to Chimata at the second anniversary date.

Upon completing the First Option, the Company would have a further option (the “Second Option”) to acquire an additional 20% interest (total 100% interest) in the Troilus North Property by issuing Chimata a further 1.0 million shares. Chimata would retain a 1% Net Smelter Royalty for Troilus North, half of which (i.e. 0.5%) could be purchased by the Company at any time for C$500,000.

The Company was assigned Chimata’s rights and obligation under the mining property acquisition agreement entered into by Chimata with Greg Exploration Inc. and other vendors (collectively referred to as the “Vendors”) on September 18, 2017 along with the amending agreement to such acquisition agreement entered on March 19, 2018 (collectively referred to as the “Acquisition Agreement”), which shall include but not be limited to remaining payments which are left outstanding to the Vendors but also the right by the Company to purchase the NSR that is granted to the Vendors under the Acquisition Agreement in lieu and place of Chimata. The following are the remaining payments outstanding pursuant to the Acquisition Agreement between Chimata and Greg:

1) Fifty thousand dollars ($50,000) to be paid on or prior September 30, 2018;
2) Fifty thousand dollars ($50,000) to be paid on or prior to March 31, 2019;
3) Fifty thousand dollars ($50,000) to be paid on or prior to September 30, 2019; and
4) Fifty thousand dollars ($50,000) to be paid on or prior to March 31, 2020.

Exploration Expenditures shall include, but not be limited to, claim fees, property taxes, advance claim or advance royalty payments or other holding costs including property payments to underlying claim owners, exploration expenditures, permitting expenditures, reclamation expenditures, and reasonable administrative costs. Excess expenditures, made in any given year, will be credited to future years of exploration of the Troilus North Property. Note that the payments outlined above to be paid to the Vendors as part of the Acquisition Agreement are therefore part of the C$750,000 in exploration expenditures required to complete the First Option.

The Company will be deemed to be the operator of the Troilus North Property during the First Option Period and retain full discretion as to the nature, extent, timing, and scope of all work and exploration expenditures to be undertaken on the Troilus North Property. Two years after the date of closing of the Troilus North Transaction or upon completion of the First Option requirements, whichever occurs first, and should the Company decide not to exercise the Second Option; Chimata and the Company would establish an industry standard Joint Venture Operating Agreement to operate a joint venture entity between them (the “Joint Venture Entity”). The Company will be the initial operator of the Joint Venture Operating Agreement and shall retain full discretion as to the nature, extent, timing, and scope of all work on the Troilus North Property. After the Joint Venture Operating Agreement takes effect, Chimata and the Company will be required to contribute to the Joint Venture Entity based on their respective ownership percentages of the Joint Venture Entity, or be diluted. After forming the Joint Venture Operating Agreement, if Chimata does not to contribute to the Joint Venture Entity and its interest in the Joint Venture Entity falls below ten percent (10%) ownership at any given time, Chimata’s interest in the Property would be converted into a Net Smelter Interest of one percent (1.0%). The Company shall retain the option to purchase 50% of this NSR for C$500,000.

On August 13, 2018, as announced by press release, Emgold and Chimata agreed to amend the Definitive Agreement. In exchange for C$200,000 in cash and the issuance of 1.0 million additional shares, Chimata agreed to reduce the exploration requirements from C$750,000 to C$300,000. The amendment is subject to regulatory approval by the TSX Venture Exchange.

Buckskin Rawhide East Property, Nevada

The Buckskin Rawhide East Property is situated within the Walker Lane structural zone and gold belt of Western Nevada. The Walker Lane is a regional shear zone of right lateral strike slip faulting and a known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah Mining District and Rawhide Mining District. The geology and mineralization on the property are associated with lithologic units and structures of the Rawhide volcanic center, as well as structures from the Walker Lane and Basin and Range. Exploration results at Buckskin Rawhide East Property indicate the potential for high grade mineralized gold/silver veins and bulk mineable disseminated gold/silver zones.

The Buckskin Rawhide East Property, totaling 52 unpatented mineral claims, is an early stage gold/silver exploration property located adjacent to and bounded on the east and south by the Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining LLC. The Rawhide Mine was formerly operated by Kennecott Rawhide Mining Company, a subsidiary of Rio Tinto Mining Corporation. It is also adjacent to and bounded on the north and west by the Regent gold-silver Property (“Regent Property”), also owned Rawhide Mining LLC. The Regent Property was formerly drilled by Kennecott Rawhide Mining Company, Newmont Exploration Company, and Pilot Gold Corporation. Rawhide Mine is reported to have produced 1.7million ounces of gold and 14.1million ounces of silver between 1990 and 2014 (source: The Nevada Bureau of Mines and Geology, Special Publication, MI-2014). The proximity of Buckskin Rawhide East to other properties such as Rawhide Mine and Regent Property does not guarantee exploration success. However, similar geology, structures, and the presence of historic workings on the Buckskin Rawhide East Property does increase the potential for discovery.

In 2009, Emgold signed a Lease and Option to Purchase Agreement with Nevada Sunrise LLC and leased a 100% interest in 46 claims that made up the original Buckskin Rawhide East Property. Forty of these claims were 75% owned by Nevada Sunrise LLC and 25% owned (but controlled by Nevada Sunrise LLC through a carried interest) by the Castagne Estate. Six claims were owned by Nevada Sunrise LLC. Subsequently, Emgold staked six additional claims increasing the property size to 52 claims.

On November 14 and 19, 2012, the Company announced that it had signed an Agreement with Rawhide Mining LLC (“RMC”) pursuant to which the Company would issue to RMC, on a private placement basis, shares and warrants in an amount of CAD$1.0 million, part of which would be used to fund the acquisition of 46 claims outlined above owned from Nevada Sunrise LLC and the Castagne Estate. Also, pursuant to the Agreement, upon completion of the title transfer of the 100% of the Buckskin Rawhide East Property to Emgold, the Company would subsequently lease the property to RMC. After completing a Quiet Title process, Emgold acquired 100%interest in the Buckskin Rawhide East Property on July 28, 2014 and leased the property to RMC on August 21, 2014, with the effective date of the lease being June 1, 2013 under the following terms (the “Lease Agreement”):

1.	The Lease Term is 20 years (start date of June 1, 2013).

2.	Advance royalty payments will be $10,000 per year, paid by RMC to Emgold, with the first payment due at signing and subsequent payments due on the anniversary of the Lease Agreement.
3.	During the Lease Term, RMC will make all underlying claim fees to keep the claims in good standing.
4.	RMC will conduct a minimum of US$250,000 in exploration activities by the end of Year 1.
5.	RMC will conduct an additional minimum of US$250,000 in exploration activities by the end of Year 3, for a total of US$500,000 in exploration activities by the end of Year 3.

6.	RMC will have the option of earning a 100% interest in the property by bringing it into commercial production.
7.
Upon bringing the property into commercial production, RMC will make "Bonus Payments" to Emgold. Bonus Payments will be US$15 per ounce of gold when the price of gold ranges between US$1,200 per ounce and US$1,799 per ounce. If the price of gold exceeds US$1,800 per ounce, the Bonus Payment will increase to US$20 per ounce.

8.
After meeting its exploration requirements, should RMC subsequently elect to drop the property or decide not to advance it, the property will be returned to Emgold. Should Emgold subsequently advance the property into production, RMC shall then be entitled to the same type of Bonus Payments as contemplated in 7 above.

Under the terms of the lease agreement, RMC was required complete $500,000 in exploration related expenditures on the property by May 31, 2016. As of that date, $325,000 in exploration related expenditures had been completed by RMC. On June 1, 2016, Emgold announced that Emgold and RMC had mutually agreed to amend the original lease agreement and that RMC would pay Emgold the remaining $175,000 in exploration related expenditures as cash payments to Emgold, in seven quarterly payments of $25,000, starting on June 1, 2016. Payments of $25,000 each were completed for June 1, 2016, September 1, 2016, December 1, 2016, March 1, 2017, June 1, 2017, and September 1, 2017 respectively. In additional, Emgold received the $10,000 annual advance royalty payment for the Buckskin Rawhide Property from RMC, due June 1, 2018.

Historic RC drilling on the property in the 1980’s and 1990’s totalled 113 holes and 53,370 feet. RMC conducted exploration on Buckskin Rawhide East in 2013 (22 holes totalling 7,100 feet).

Buckskin Rawhide West Property, Nevada

The Buckskin Rawhide West Property, totaling 21 mineral claims, is an early stage gold/silver exploration property located two miles west of the Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining LLC. The Buckskin Rawhide East Property, totaling 52mineral claims, is an early stage gold/silver property, also controlled by Emgold, located several thousand feet east but not adjacent to Buckskin Rawhide West.

Exploration results at Buckskin Rawhide West Property indicate the potential for high grade mineralized gold/silver veins and bulk mineable disseminated gold/silver zones. The development alternatives included advancing the Buckskin Rawhide West Property as a standalone gold/silver exploration project or working with Rawhide Mining LLC to explore and develop the property.

Emgold had a lease and option to purchase agreement with Jeremy Wire, an individual, for 21 unpatented mining claims at Buckskin Rawhide West. The terms of this agreement were disclosed in an Emgold news release dated February 6, 2013.

Emgold agreed to lease the property from Jeremy Wire subject to the following payments:

Year	Advance Royalty Payment
2012	$ 10,000 (paid)	(1)
2013	$ 10,000 (paid)	(2)
2014	$ 10,000 (paid)	(3)
2015	$ 20,000 (paid)	(3)
2016	$ 30,000 (paid)	(3)
2017	$ 30,000 (paid)	(3)
2018	$ 30,000 (paid)	(3)

Note: (1) An initial lease payment paid 50% in cash and 50% in Emgold common shares. (2) Lease payments may be paid in cash or Emgold common shares, at the discretion of Emgold. (3) Lease payments may be paid in cash or Emgold common shares, at the discretion of the Lessor. Shares will be issued at "market value" which means the volume weighted closing price of the shares on the TSX Venture Exchange or the most senior stock exchange or quotation system on which the shares are then listed or quoted for fifteen (15) trading days ending on the date that is five (5) business days before the applicable payment is due, subject to a minimum price of USD$0.08 per share.

During the lease period, Emgold could conduct exploration and, if warranted, complete a NI 43-101 Technical Report on the property. On making the above payments, Emgold could acquire 100% ownership of the property. In the event that commercial production occurs, Mr. Wire will be entitled to a two percent Net Smelter Royalty on production from the property. Emgold will retain the right to purchase this royalty for $1 million, less any advance royalty payments already made.

Jeremy Wire agreed to take a share payment for his 2018 advance royalty payment, which was made in Q1 2018. Emgold exercised its option to acquire 100% of the property, subject to the underlying royalty, and has completed transferring the claims into Emgold (US) Corporation’s name. No exploration work was conducted on the property in the period.

Koegel Rawhide Property, Nevada

The Koegel Rawhide Property is an early stage gold/silver exploration property located about four miles south of the Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining LLC. Geologic mapping by Charles P. Watson, a consulting geologist, in the years 1991-1992, indicates the property is covered mostly by Tertiary (Pliocene) age intermediate volcanic rocks including andesitic tuff breccias, sills and dikes. The volcanic units have been folded into minor anticlines and faulted. Faults of several orientations occur on the property with north, northwest and northeast trends. Hydrothermal alteration (clay and silica) is present and is associated with structures and mineralization.

Emgold had a lease and option to purchase agreement with Jeremy Wire, an individual, for 19 unpatented mining claims at Koegel Rawhide. The terms of this agreement were disclosed in an Emgold news release dated February 13, 2013. Emgold had agreed to lease the property from Jeremy Wire subject to the following payments:

Year	Advance Royalty Payment
2012	$ 10,000 (paid)	(1)
2013	$ 10,000 (paid)	(2)
2014	$ 10,000 (paid)	(3)
2015	$ 20,000 (paid)	(3)
2016	$ 30,000 (paid)	(3)
2017	$ 30,000 (paid)	(3)
2018	$ 30,000 (paid)	(3)

Note: (1) An initial lease payment paid 50% in cash and 50% in Emgold common shares. (2) Lease payments may be paid in cash or Emgold common shares, at the discretion of Emgold. (3) Lease payments may be paid in cash or Emgold common shares, at the discretion of the Lessor. Shares will be issued at "market value" which means the volume weighted closing price of the shares on the TSX Venture Exchange or the most senior stock exchange or quotation system on which the shares are then listed or quoted for fifteen (15) trading days ending on the date that is five (5) business days before the applicable payment.

During the lease period, Emgold could conduct exploration and, if warranted, complete a NI 43-101 Technical Report on the property. On making the above payments could acquire 100% ownership of the property. In the event that commercial production occurs, Mr. Wire will be entitled to a two percent Net Smelter Royalty on production from the property. Emgold will retain the right to purchase this royalty for $1 million, less any advance royalty payments already made.

On February 15, 2013, the Company announced that it had staked an additional 17 unpatented mining claims totaling 340 acres. This increased the size of the Koegel Rawhide Property to 36 unpatented mining claims totaling 720 acres.

Jeremy Wire agreed to take a share payment for his 2018 advance royalty payment, which has been made in Q1 2018. Emgold exercised its option to acquire the property 100% of the property and has completed transferring the claims into Emgold (US) Corporation’s name. No exploration work was conducted on the property in the period.

Golden Arrow Property, Nevada

The Golden Arrow Property is located approximately 40 miles east of Tonopah in Nye County, Nevada. The property consists of 357 unpatented and 17 patented lode mineral claims covering an area of approximately 7,030 acres (2,845 hectares). It is an advanced-stage exploration property with a comprehensive exploration database including geochemical sampling, geophysics, and over 200,000 feet of reverse circulation and diamond core drilling.

On July 16, 2018, the Company announced by press release that it had executed a second amended non-binding letter of intent dated July 13, 2018 (the "Second Amended LOI") with Nevada Sunrise Gold Corporation ("Nevada Sunrise"; TSX-V: NEV). The Second Amended LOI replaces a prior non-binding letter of intent dated July 17, 2017 with Nevada Sunrise (the "Original LOI") and first amended letter of intent dated December 27, 2017 (the “First Amended LOI”) and provides for the acquisition by Emgold of an immediate 51 percent interest in the Golden Arrow gold-silver property in Nevada (the "Golden Arrow Property"); together with an option to acquire an additional 49 percent interest in the Golden Arrow Property by making cash and share payments as outlined below (the "Transaction"). The terms of the Second Amended LOI provide that, subject to the satisfaction of certain conditions, including TSX-V acceptance and the entry into a definitive sale and option agreement between Nevada Sunrise and Emgold, Emgold would acquire a 51 percent interest in the Golden Arrow Property by (i) making cash payments to Nevada Sunrise in the aggregate amount of C$100,000 (completed); and (ii) issuing to Nevada Sunrise 2,500,000 common shares in the capital of Emgold. The Second Amended LOI further provides that Nevada Sunrise would grant to Emgold (or a wholly owned subsidiary of Emgold) the sole and exclusive right and option (the "Option") to acquire an undivided additional 49 percent (for a total of 100 percent) interest in the property, which would be exercisable by Emgold for a period of 24 months from the Closing Date (the "Option Period") by Emgold issuing to Nevada Sunrise an additional 2,500,000 common shares in the capital of Emgold. Conditional approval from the TSX Venture Exchange for this acquisition was announced via press release on January 23, 2018 and Emgold is completing various requirements to obtain approval for the transaction.

Emgold will be responsible for all exploration expenditures, including claims fees, core and sample storage fees, and all holding costs during the Option Period. Emgold will be the operator of the Property during the Option Period. If the Option is not exercised, the Parties would form a Nevada joint venture (the "Joint Venture"). The Joint Venture would be established as a separate company or using an existing subsidiary of Emgold or Nevada Sunrise, with 51% of the shares of the Joint Venture entity owned by Emgold, 49% owned by Nevada Sunrise and Emgold acting as the Operator of the Joint Venture. After forming the Joint Venture, if either Party elects not to contribute to the Joint Venture and its interest falls below 10% ownership at any time (the “Diluted Party”), the other Party will have the option of purchasing the Diluted Party’s remaining interest in the Joint Venture for $1,000,000.

Emgold completed a “2018 Updated Technical Report on the Golden Arrow Project, Nye County, Nevada, USA” as announced by press release on March 19, 2018. This report is available on the Company’s website at www.emgold.com or through the Company’s filings at www.sedar.com. To date, two main exploration targets have been drilled on the Golden Arrow Property focusing on bulk disseminated mineralization – the Gold Coin and Hidden Hill deposits. Numerous other targets have been identified for exploration. Emgold's management believes there is potential to expand both the Hidden Hill and Gold Coin resources and for discovery of other bulk disseminated mineralization on the Golden Arrow Property. In addition, historic underground mine workings lie along the Page Fault and other structures on the Golden Arrow Property indicating potential for vein style mineralization that has been subject to limited modern exploration, if any, to evaluate its potential.

Stewart Property, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a polymetallic prospect located close to Nelson in south-eastern British Columbia. The Company has earned a 100% interest in the property, subject to an underlying 3% Net Smelter Royalty interest, two thirds of which can be purchased by Emgold for C$1.0 million.

The Stewart Property is an early stage exploration property. It is located in a region of historic mining activity, and is part of a large geological trend of tungsten, molybdenum and gold mineralization. The Stewart Property contains a number of gold, molybdenum, tungsten and silver-lead-zinc prospects. The property has been assessed by various operators since 1967, each exploring a different type of mineral deposit. Much data is available from those programs as well as work done by Emgold. Five main exploration targets have been identified to date – the Stewart Moly Zone, the Craigtown Creek Gold Zone, the Stewart Creek Gold Zone, the Arrow Tungsten Zone, and the Free Silver Zone.

The property is located southwest and adjacent to the Kena-Daylight Property controlled by Prize Minng. The Kena-Daylight Property hosts a measured and indicated mineral resource of 25.3 million tonnes at 0.60 gram per tonne gold (489,000 ounces) and an inferred resource of 90.4 million tons at 0.48 gram per tonne gold (1,399,000 ounces of gold) (source: Altair Gold Press Release dated April 11, 2013). Proximity of Stewart to the Kena-Daylight Property does not guarantee exploration success. However, similar geology, structures, and the presence of historic workings on the property does increase the potential for discovery.

A total of 31 diamond drill holes were completed by Shell, Cominco, Selco, and Cameco on the property between 1980 and 2000, totaling 4,495.1 meters. To date, Emgold has drilled 72 diamond drill holes totaling 9,242.1 meters with a number of significant intercepts.

No exploration work was conducted on the property in the period. The property is held without additional work requirements until January 2023.

Rozan Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Property, a prospect located south of the community of Nelson in the Red Mountain area of south eastern British Columbia. The Company holds a 100% interest in the property, subject to an underlying 3% Net Smelter Royalty interest, two-thirds of which can be purchased by Emgold for C$1.0 million.

The Rozan Property is an early stage polymetallic exploration property in the same geological trend as the Stewart Property. Exploration by Emgold has included geological mapping, geochemical sampling and geophysical surveys along with small drilling programs, all of which had encouraging results. The Rozan Property has the potential for high-grade gold veins, bulk mineable disseminated gold zones, and possibly other metals.

The property is located west and adjacent to the Kena-Daylight Property. The Kena-Daylight Property hosts a measured and indicated mineral resource of 25.3 million tonnes at 0.60 gram per tonne gold (489,000 ounces) and an inferred resource of 90.4 million tons at 0.48 gram per tonne gold (1,399,000 ounces of gold) (source: Altair Gold Press Release dated April 11, 2013). Proximity of Rozan to the Kena-Daylight Property does not guarantee exploration success. However, similar geology, structures, and the presence of historic workings on the property does increase the potential for discovery.

To date, Emgold has completed 18 diamond drill holes on the property totaling 1,906.8 meters, with a number of significant intercepts.

No exploration work was conducted on the property in the period. The property is held without additional work requirements until March 2023.

Idaho-Maryland Project, California

Between 2003 and 2011, the Company was involved in permitting the reopening of the historic Idaho-Maryland Gold Mine located in Grass Valley, California (the “I-M Project”). The I-M Project was placed on hold on October 26, 2011 due to poor equity market conditions. On September 10, 2013, the Company’s permit applications were deemed withdrawn by the City of Grass Valley. On February 1, 2013, the Company announced that the Lease Option to Purchase Agreement (the “BET Agreement”) for certain surface and mineral rights associated with the I-M Project (the “BET properties”) had expired. Subsequent attempts to obtain financing and negotiate a new BET Agreement or to purchase the BET properties were unsuccessful. In 2016, Emgold management elected to sell the remaining real estate properties it owned in Grass Valley and focus on advancing the other assets the Company currently has in its portfolio and to look for acquisition opportunities to replace the I-M Project. The Company holds one real estate asset in California that was part of its former I-M and has this property listed for sale for $367,000.

Corporate

On July 10, 2018, the Company announced the resignation of William Witte from the Board of Directors and the appointment of Robert Rosner. On July 16, 2018, the Company announced the resignation of Grant Smith and appointment of Robert Rosner as Chief Financial Officer of the Company. Mr. Rosner has over 30 years of experience in the mining industry and acted as an officer and director of both Canadian and U.S. listed companies, providing senior management of reporting compliance, oversight and fiduciary capacities, and directing corporate activities. He also has significant experience in Initial Public Offerings, Mergers & Acquisitions, and Reverse Takeovers.

On August 2, 2018, the Company announced the resignation of Allen Leschert from the Board of Directors and appointment of Vincent Garibaldi. Mr. Garibalidi has been a lawyer with the law firm Dunton Rainville since 2017 and is located in Montreal, QC. He has been practicing law since 2015 and has a Master I in Business Law, Université d’Aix-Marseille, LL.B., Civil Law and a Master II in Droit Économique, Institut de Droit des Affaires d’Aix-en Provence. Mr. Garibaldi is a member of the Paris Bar since 2015 and the Quebec Bar since 2017. He specialized in corporate reorganizations, mergers and acquisitions, private and public financing, and commercial contracts.

The Company continues to focus on raising capital to advance its projects and support corporate overhead. As announced in its press release dated May 22, 2018 and updated by a press release on June 5, 2018, Emgold proposed to complete a C$1.5 million non-brokered non-flow-through private placement (the “Non-Flow-Through Financing”) and a C$1.0 million non-brokered flow-through private placement (the “Flow-Through Financing”. The Non-Flow-Through Financing and the Flow-Through Financing were collectively referred to as the “Financings”.

The Company successfully closed four tranches of the Flow-Through Financing with gross proceeds of CAN$727,215 and two tranches of Non-Flow-Through Financing with gross proceeds of CAN$682,200, closing the Financings on August 31, 2018.

Results of Operations

The period ended September 30, 2018 had a loss of $721,907 compared to the period ended September 30, 2017, which had a gain of $395,964. The main variances are discussed as follows:

Three Months Ended September 30, 2018 (“2018 Q3”) versus 2017 (“2017 Q3”)

During 2018 Q3, the Company had a loss of $533,005 comparing to the $74,447 loss in the same quarter of last year. The key variances were as follows:

(i)
Increase in resource property expenses from $21,302 in 2017 Q3 to $283,718 in 2018 Q3 was mainly due to $165,617 in exploration expenditures on the Troilus North Property. In addition, the Company spent close to $60,000 on the mineral claim maintenance fees for 2018/19 on the Golden Arrow Property as well as claim maintenance fees on its other Nevada Properties. The Company also completed a technical report on the Golden Arrow Property.

(ii)
Increase in management and consulting expenses from $33,496 in 2017 Q3 to 2018 Q3 of $157,492 as the Company retained management and consulting assistance in restructuring the Company, analyzing and acquiring the Golden Arrow and Troilus North Properties, analyzing other potential acquisitions, and assistance in obtaining financing for the Company.

(iii)
Increase in professional fee from $2,408 in 2017 Q3 to $66,428 in 2018 Q3. This was due to the significant amount of legal fees of $54,000 incurred during 2018 Q3 due to the acquisition of Golden Arrow and Troilus North Properties and the financings closed in the current quarter. Another factor contributed to the negative variance is the estimated one quarter of audit fee of $5,500 were accrued for in 2018 Q3 while no such accrual in 2017 Q3. The quarterly accrual of audit fee is based on 2017 actual audit fee for the full year.

(iv)
Increase in rent from NIL in 2017 Q3 to $9,380 in 2018 Q3. This was due to the rent for office spaces in Vancouver with transition of CFO and accounting services and an office in Montreal related to the acquisition of the Troilus North Project.

(v)
Increase in travel from NIL in 2017 Q3 to $18,471 in 2018 Q3. This was due to the senior management’s visits to newly acquired projects during the quarter and to evaluate other opportunities for the Company.

(vi)
Increase in other income related to the amortization of flow-through share liability from NIL in 2017 Q3 to $33,123. This was due to (a) the initial recognition of the flow-through share premium liability as the flow-through issuance price is $0.03/unit higher than the non-flow-through issuance price closed in close proximity in the current quarter; (b) the incur of flow-through qualified expenditures during the quarter triggered the amortization of this premium liability to other income.

(vii)
Increase in the financing charge from NIL in 2017 Q3 to $15,522 in 2018 Q3. This was mainly due to the interest charge by the company controlled by the former CFO for the overdue balances related to CFO and accounting services. Another factor is the accrued interest in the current quarter on various related party advances, the majority of which were paid on August 16, 2018.

Nine Months Ended September 30, 2018 (“2018 Q3 YTD”) versus 2017 (“2017 Q3 YTD”)

During 2018 Q3 YTD, the Company had a loss of $721,907 comparing to the $395,964 gain in the 2017 Q3 YTD. The recovery of the CEO salary in 2017 Q3 YTD of $587,500 contributes to the key negative variance. The variances explained in the above paragraph discussing the three months results also contributes to this.

Financial Data for the Last Eight Quarters

The following table sets out selected unaudited quarterly financial information of the Company and is derived from the unaudited condensed interim consolidated financial statements prepared by management. The Company’s interim financial statements are prepared in accordance with International Financial Reporting Standards and are expressed in US dollars.

	18-Sep $	18-Jun $	18-Mar $	17-Dec $	17-Sep $	17-Jun $	17-Mar $	16-Dec $
Total assets	1,518,954	1,246,580	901,534	850,627	811,303	831,222	861,720	844,180
Revenue	-	-	-	-	-	-	-	-
Gain (loss) from continuing op	(533,005)	(124,108)	(64,794)	(80,793)	(74,447)	(56,546)	526,124	(92,343)
Net Income (loss)	(533,005)	(124,108)	(64,794)	(80,793)	(74,447)	(56,546)	526,124	(92,343)
Working Capital (Deficit)	(549,501)	(564,484)	(530,664)	(468,846)	(318,877)	(252,462)	(230,667)	(781,717)
Gain (loss) per share (Basic and	(0.03)	(0.01)	(0.01)	0.04	0.00	0.00	0.07	0.00

Exploration and Evaluation Expenditures

The Company’s current primary focus is to raise funds to advance its properties in Quebec and Nevada. It has optioned the Troilus North Property in Quebec from Chimata Gold Corporation and commenced exploration activities on that property as announced by press release on June 29, 2018 including construction of an ATV access road and rock chip and soil sampling.

The Company is in the process of acquiring a 51% interest in the Golden Arrow Property in Nevada with an option to acquire a 100% interest. The Company has consolidated its ownership in the Buckskin Rawhide East Property and subsequently leased the property to Rawhide Mining LLC, who operates the Rawhide Mine. It has consolidated its interest in the Buckskin Rawhide West and Koegel Rawhide Properties and acquired 100% ownership of both.

The Company has no current exploration plans of its Stewart and Rozan Properties in British Columbia, and impairments have been recorded bringing the carrying value of both Stewart and Rozan properties to $1. Both B.C. properties are held until 2023 without additional exploration work and the Company’s goal is to lease them to a third party to advance exploration activities on them.

The Company is also evaluating acquisition opportunities of other assets in the U.S. and Canada, should funding be available.

Property Acquisition Costs	Buckskin Rawhide East	Buckskin Rawhide West	Koegel Property	BC Properties	Nevada Golden Arrow Property	Troilus North	Total
Balance as at January 1, 2017	434,052	80,029	80,030	2	-	-	594,113
Acquisitions	-	30,000	30,000	-	-	-	60,000
Royalty payments	(110,000)	-	-	-	-	-	(110,000)
Balance as at December 31, 2017	324,052	110,029	110,030	2	-	-	544,113
Balance as at January 1, 2018	324,052	110,029	110,030	2	-	-	544,113
Acquisitions	-	30,000	30,000	-	25,123	367,544	452,667
Royalty payments	(10,000)	-	-	-	-	-	(10,000)
Balance as at September 30, 2018	314,052	140,029	140,030	2	25,123	367,544	986,780

Exploration and Evaluation Expenditures	Idaho Maryland	Buckskin Rawhide East	Buckskin RawhideWest	Koegel Property	Other Prospect	Golden Arrow Property	Troilus North	Total
Claims fees	-	3,515	6,024	-	-	-	-	9,539
Carrying costs	16,961	-	-	-	-	-	-	-
General property search	-	-	-	-	12,055	-	-	12,055

Balance as at December 31, 2017	16,961	3,515	6,024	-	12,055	-	-	21,594
Claims fees	-	-	3,655	5,580	-	59,639	-	68,874
Carrying costs	8,585	-	-	-	2,650	3,096	-	14,331

General property search	-	-	-	-	47,822	-	165,617	213,439
Balance as at September 20, 2018	8,585	-	3,655	5,580	50,472	62,735	165,617	296,644

Liquidity

The Company is an exploration stage company and has not earned revenue from operating activities since inception. Financing of operations has been achieved by equity and debt financing. As at September 30, 2018, the Company had $45,895 in cash and share subscription proceeds of $136,290 or CAN$175,000 held in trust with legal counsel, and working capital deficiency of $549,501. The Company has no operations that generate cash inflow.

Management intends to eliminate the working capital deficiency and to finance its operating costs through a private placement of common shares. While the Company has a history of financing its operations through debt or equity financing in the past, readers are cautioned that there are no guarantees that the Company can do so in the future.

During the quarter, the Company advanced amounts totalling $142,634 or C$185,500 to Chimata Gold Corporation which has a common director with the Company against the total cash payment commitment of C$200,000 for ultimately acquiring 100% interest of Troilus North Property. The Company also made a partial payment of C$33,000 to Nevada Sunrise, a third-party vendor for acquiring the 100% interest in the Golden Arrow Project during 2018 Q3YTD.

The Company is not subject to external capital requirements and does not have any capital commitments as of the date of this MD&A.

Business Update

Golden Arrow Property Technical Report

On October 2, 2018, Emgold announces it had filed a Technical Report titled “Amended 2018 Updated Technical Report on the Golden Arrow Project, Nye County, Nevada, U.S.A.” prepared for Emgold Mining Corporation and Nevada Sunrise Gold Corporation by Steven Ristorcelli, C.P.G., Odin D. Christensen, PhD, C.P.G., and Jack McPartland, M.M.S.A under the Company’s filings on Sedar.com. The Report was prepared by Mine Development Associates, Reno Nevada and has an effective date of August 28, 2018 and report date of September 24, 2018.

Troilus North Property Technical Report

On November 9, 2018, Emgold announced it had filed a Technical Report titled “Troilus North Property, Troilus-Frotet Volcano-Sedimentary Belt, Opatica Geological Sub-province, Quebec, Canada”, prepared for Emgold Mining Corporation by Donald Théberge, P.Eng., MBA, with effective date October 10, 2018 under the Company’s filings on Sedar.com.

Golden Arrow Property Acquisition

On October 2, 2018, the Company announced it had executed a binding Purchase and Option Agreement (the “Definitive Agreement”) with Nevada Sunrise Gold Corporation for the acquisition of a 51% interest and option to acquire up to a 100% interest in the Golden Arrow Property in Nevada. The Definitive Agreement allows Emgold (or a wholly owned subsidiary of Emgold) to acquire a 51 percent interest in the Property by (i) making cash payments to Nevada Sunrise in the aggregate amount of $100,000 (such amount has been paid as of the date hereof); and (ii) issuing to Nevada Sunrise 2,500,000 common shares in the capital of Emgold according to a schedule detailed in the news release dated October 2, 2018. The Company has a further option to acquire 100% interest in the property by issuing Nevada Sunrise an additional 2,500,000 common shares within 24 months of the closing date of the transaction.

On October 5, 2018, the Company announced it has received TSX Venture Exchange approval for its acquisition of a 51% interest in the Golden Arrow Property from Nevada Sunrise Gold Corporation, with the further option to acquire up to 100% interest in the Property Emgold also announced it was further exercising such option to acquire a 100% interest in the Property, subject to the terms of the Definitive Agreement as previously announced by press release on October 2, 2018. To complete the initial acquisition of a 51% interest in the Property, Emgold made CDN$100,000 in cash payments and issued to Nevada Sunrise 2.5 million common shares of the Company. To complete the option and acquire a 100% interest in the Property, Emgold needed to issue to Nevada Sunrise an additional 2.5 million common shares, the whole totaling an amount of 5.0 million common shares of the Company.

Troilus North Property Acquisition

On August 13, 2018, Emgold announced that Emgold and Chimata had agreed to amend the Definitive Agreement for the Troilus North Property. In return for C$200,000 in cash and a payment of one million shares of the Company’s stock, Chimata agreed to reduce the exploration requirements under the Definitive Agreement for the Property from C$750,000 to C$300,000. The approval of the amendment was subject to TSX Venture Exchange approval.

On October 24, 2018, the Company announced that it has completed an Assignment Agreement (the “Assignment Agreement”) with Chimata and Greg Exploration et al (collectively the “Vendors”) related to Emgold’s option to acquire a 100% interest in the Troilus North Property. The Assignment Agreement was required as part of the definitive option, earn-in, and joint venture agreement previously entered between Emgold and Chimata and announced by press release on June 27, 2018. The Assignment Agreement assigns to Emgold the underlying right of Chimata to acquire a 100% interest in the Property by making certain payments, totaling C$200,000, to the Vendors over an 18 month period. The Assignment Agreement further granted Emgold the option of accelerating such outstanding payments by paying the Vendors a one lump sum payment of C$175,000 (resulting in a savings of C$25,000 for Emgold). Emgold elected to exercise the aforementioned option and made the C$175,000 payment to the Vendors. In return, the Vendors completed the transfer and registration of the 209 claims that currently make up the Troilus North Property into Emgold’s name. The Vendors retain a 1.5% Net Smelter Royalty (the “NSR”) on the Property and the Assignment Agreement allows Emgold to purchase 0.5% of this NSR, at any time, for C$500,000.

On November 9, 2018, Emgold completed a Net Smelter Return Royalty Agreement (“Chimata NSR Agreement” with Chimata Gold Corporation. The Chimata NSR Agreement details the terms of Chimata’s 1.0% NSR on the Property and allows Emgold to purchase 0.5% of this NSR, at any time, for C$500,000. In addition, the Chimata NSR Agreement allows Emgold the option to purchase the remaining 0.5% of the NSR, at any time, for C$500,000.

On November 14, 2018, Emgold completed a Net Smelter Return Royalty Agreement (“Greg NSR Agreement”) with Greg Exploration et al (collectively the Vendors). The Greg NSR Agreement details the terms of the Vendors 1.5% NSR on the Property and allows Emgold to purchase 0.5% of this NSR, at any time, for C$500,000. In addition, the Agreement grants Emgold the additional option to purchase the remaining 1.0% of the NSR, at any time up to the date that is twenty-four (24) months from the beginning of commercial production from the property, for an additional amount of C$1.5 million. If not purchased within 24 months of commercial production, the remaining 1.0% of the NSR can be purchased, at any time, for C$2.5 million.

On November 15, 2018 Emgold announced it has received TSX Venture Exchange approval for the amendment to the Troilus North Definitive Agreement previously announced on October 13, 2018. Emgold also announced that, since optioning the Troilus North Property, Emgold had completed the C$300,000 requirement in exploration expenditures on the Property and had elected to move forward with acquisition of 100% ownership of the Property by accelerating the exercise of the First Option and Second Options together. As such, Emgold closed the 100% acquisition of the Property by completing the remaining requirements of the Definitive Agreement and Amendment, which required Emgold to issue 4.0 million additional common shares, make a cash payment of C$200,000 and grant a 1.0% NSR on the Property to Chimata. Following closing of the transaction, Chimata held 6.0 million Common Shares of the Company out of 30,968,805 Common Shares issued and outstanding, representing 19.4% of Emgold’s issued and outstanding share capital. The transaction described between the Company and Chimata was not a non-arm’s length transaction as Chimata’s Chief Financial Officer, Mr. Robert Rosner, is also acting as director of the Company.

Troilus North Property Sale

On November 28, 2018, the Company announced it had signed a Purchase and Sales Agreement to sell its Troilus North Property, to Troilus Gold Corporation (TSX: TLG) (“Troilus Gold”) for 3,750,000 Troilus Gold common shares and C$250,000 in cash (the “Transaction”). Upon completion of the Transaction, which is expected to occur on or about December 5, 2018 (the “Effective Date”), Emgold will hold approximately 7.1% of Troilus Gold’s issued and outstanding share capital. The contemplated Transaction remains subject to regulatory approval, including final approval of the TSX. The Transaction is arm’s length and there is no finder’s fee is payable in connection with the Transaction. The common shares shall be subject to a four-month statutory hold period from the date of closing. For a period of two-years from the date of closing, Troilus Gold will have a Right of First Refusal (“ROFR)” pursuant to which Troilus Gold shall have the opportunity to find a buyer at equal or superior terms in the event Emgold wishes to dispose of the shares (the “ROFR Period”). During the ROFR Period, provided Emgold holds no less than 5% of Troilus’ issued and outstanding shares, Emgold shall have a participation right whereby Emgold shall have the right to maintain its proportional interest in Troilus, subject to certain conditions.

Financing Activities

As announced by press release on October 4, 2018, Emgold completed a first tranche of its non-brokered private placement (the “Financing”) by the issuance of 900,000 units (each a “Unit”) issued at a price of CDN$0.12 per Unit for gross proceeds of CDN$108,000. Each Unit consists of one (1) common share (a “Share”) of the Company and one (1) non-transferable share purchase warrant (a “Warrant”). Each Warrant will entitle the holder to purchase, for a period of 24 months from the date of issuance, one additional Share (each a “Warrant Share”) issued at a price of CDN$0.17 per Warrant Share. A Finder’s Fee of $960 in cash was payable on a portion of the Units in association with the closing of this tranche of the Financing. One insider of the Company participated in the Financing and subscribed for an aggregate of 800,000 Units for gross proceeds of $96,000. Participation of insiders of the Company in the Private Placement constitutes a related party transaction as defined under Multilateral Instrument 61- 101 (Protection of Minority Security Holders in Special Transactions). The Company is relying on the exemption from the formal valuation requirement found in Section 5.5(b) of MI 61-101 (Issuer Not Listed On Specified Markets) and also relying on the exemption from the minority approval requirement found in Section 5.7(1)(a) of MI 61-101 (Fair Market Value Not More Than 25% of Market Capitalization) and Section 5.7(b) of MI 61-101 (Fair Market Value Not More Than $2,500,000 for the Related Party).

Off Balance Sheet Arrangements

The Company does not have off-balance sheet arrangements.

Proposed Transactions

Other than the transactions described in the Business Update Section, the Company does not have any proposed transactions that have material impacts to the Company at this time.

Outstanding Share Data

As of the date of this MD&A, the Company has 26,968,805 shares and 9,172,922 share purchase warrants outstanding. The Company has 3,000,000 options outstanding as at the date of this MD&A.

Transactions with Related Parties

Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers. The Company incurred the following transactions with directors and key management personnel during the nine months ended September 30, 2018 and 2017 was as follows:

	Nine months ended September 30,
	2018	2017
	$	$
Director, Management and Consulting fees	130,416	78,135
	130,416	78,135

As at September 30, 2018, $258,425 (December 31, 2017 - $222,786) was owing to David Watkinson, the CEO of the Company. The majority of this balance was accrued salary of the CEO. The remaining balance of $573 is related to the accrued interest to August 16, 2018 for advances made by the CEO to the Company between December 2017 to June 2018 where the principal of all these advances were repaid on August 16, 2018. CEO salary of $69,375 were accrued in the nine months ended September 30, 2018.

As at September 30, 2018, Andrew MacRitchie and William Witte, the two directors of the Company loaned the Company C$5,000 each. These loans bear interest at 1% per month and are repayable on demand. The loan payable of C$5,000 to Andrew MacRitchie has been repaid subsequent to the quarter ended September 30, 2018.

As at September 30, 2018, C$89,074 (December 31, 2017 - $31,414) were owing to Clearline CPA, an entity controlled by the Grant Smith, the former CFO of the Company for CFO and accounting services up to July 2018.

During the nine months period ended September 30, 2018, service fees of $30,000 were paid to Robert Rosner, the current CFO for management and consulting services (2017 – Nil).

Remaining related party balances are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties. Amounts due to related parties are unsecured, non-interest bearing and have no fixed term of repayment.

During the quarter ended September 30, 2018, Robert Rosner, the CFO and director of the Company and Andrew MacRitchie, the director of the Company participated in the second tranche of the non-flow through private placement with each subscribing 250,000 units at C$0.12/unit or C$30,000 subscription proceeds.

During the quarter ended September 30, 2018, David Watkinson, the CEO of the Company made a subscription for 900,000 units at C$0.12/unit of non-flow through private placement in the amount of C$96,000. These 900,000 shares were closed and issued subsequent to this reporting period on October 4, 2018.

Changes in Accounting Policies

Refer to the Note 3 to the Company’s audited financial statements for the year ended December 31, 2017.

Financial Instruments

Refer to the Note 6 to the Company’s audited financial statements for the year ended December 31, 2017.

Risk Factors

Risks of the Company’s business include the following:

Financing of Existing and Future Operations

With no source of revenue, the Company has negative cash flow from operations and raises funds for operations through equity financings or through sale or lease of assets. The Company is currently has negative working capital and the Company’s ability to raise funds for existing and continuing operations and future exploration and development of its properties cannot be guaranteed.

Mining Industry

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of ore, including unusual and unexpected geology formations, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

The Company’s mineral exploration activities are directed towards the search, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by the Company as described herein will result in discoveries of commercial quantities of ore. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than it will have for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts.

Government Regulation

The exploration activities of the Company are subject to various federal, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substance and other matters. Exploration activities are also subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste.

Although the Company’s exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Company.

Permits and Licenses

The exploitation and development of mineral properties may require the Company to obtain regulatory or other permits and licenses from various governmental licensing bodies. There can be no assurance that the Company will be able to obtain all necessary permits and licenses that may be required to carry out exploration, development and mining operations on its properties.

Environmental Risks and Hazards

All phases of the Company’s mineral exploration operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present, which have been caused, by previous or existing owners or operators of the properties. The Company may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability. Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Production of mineral properties may involve the use of dangerous and hazardous substances such as sodium cyanide. While all steps will be taken to prevent discharges of pollutants into the ground water the environment, the Company may become subject to liability for hazards that cannot be insured against.

Commodity Prices

The profitability of mining operations is significantly affected by changes in the market price of gold and other minerals. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in base metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold and other minerals has fluctuated widely in recent years, and future serious price declines could cause continued commercial production to be impracticable.

Depending on the price of gold and other minerals, cash flow from mining operations may not be sufficient. Any figures for reserves presented by the Company will be estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the price of gold and other minerals may render reserves uneconomical. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore bodies or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

Uninsured Risks

The Company may carry insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which such corporations cannot insure or against which they may elect not to insure.

Conflicts of Interest

Certain of the directors of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

Property Title

Although the Company has obtained title opinions with respect to certain of its properties, there may still be undetected title defects affecting such properties. Accordingly, such properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on the Company's operations.

Financial and Disclosure Controls and Procedures

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they make. Investors should be aware that inherent limitations on the ability of the Company’s certifying officers to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

In connection with Exemption Orders issued in November 2007 and revised in December 2008 by each of the securities commissions across Canada, the Chief Executive Officer and Chief Financial Officer of the Company will file a Venture Issuer Basic Certificate with respect to the financial information contained in the unaudited interim financial statements and the audited annual financial statements and respective accompanying Management’s Discussion and Analysis.

In contrast to the certificate under National Instrument (“NI 52-109”) (Certification of Disclosure in Issuer’s Annual and Interim Filings), the Venture Issuer Basic Certification does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109.

Investor Relations Activities

With respect to investor and public relations, the Company provides information from its corporate offices to investors and brokers through its website and SEDAR without the use of an investor relations firm.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in this quarterly MD&A. A copy of this quarterly MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution On Forward-Looking Information

This quarterly MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this quarterly MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to the ongoing viability of the Company, the Company’s ability to raise capital , future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of financing activities, exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; the state of capital markets; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

Respectfully submitted
On behalf of the Board of Directors

“David Watkinson”

David Watkinson
President & CEO